UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

Paul W. Sweeney

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 57,136,680 shares outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 57,136,680 shares outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Paul W. Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.004%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 57,136,680 shares outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

SCHEDULE 13D

This Amendment No. 8 (“Amendment No. 8”) is being filed jointly by Todd Deutsch, Ted. D. Kellner and Paul W. Sweeney and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 thereto filed on July 15, 2024, Amendment No. 5 thereto filed on July 30, 2024, Amendment No. 6 thereto filed on August 14, 2024 and Amendment No. 7 thereto filed on September 3, 2024, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”).

In this Amendment No. 8, Mr. Deutsch, Mr. Kellner and Mr. Sweeney are each a “Reporting Person” and, collectively, the “Reporting Persons.” In the Initial Schedule 13D and all prior amendments, “Reporting Persons” refers to Mr. Deutsch and Mr. Kellner. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 2, 3, 4, 5, 6 and 7 to the extent set forth below.

Item 2. Identity and Background

Item 2 is supplemented as follows:

This Amendment No. 8 is being filed jointly by Mr. Deutsch, Mr. Kellner and Mr. Sweeney.

Mr. Sweeney’s business address is 758 N. Broadway, Suite 241, Milwaukee, WI 53202. He is a co-founder and principal of PS Capital Partners, a private equity firm with a focus in manufacturing and process-oriented industries. Mr. Sweeney is a U.S. citizen.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

During the last five years, none of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

Mr. Sweeney acquired the shares of Common Stock he beneficially owns with personal funds in the ordinary course of his investment activities for approximately $5,000.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On September 11, 2024, Mr. Kellner supplemented (the “Supplement”) the notice (the “Notice”) he previously submitted to the Company of his intent to nominate himself, Mr. Deutsch and Mr. Chioini for election to the Company’s board of directors at the 2024 annual meeting of stockholders (the “Annual Meeting”). In the Supplement, Mr. Kellner notified the Company that he also intended to nominate Mr. Sweeney for election to the board of directors at the Annual Meeting.

The Reporting Persons are attaching a copy of the Supplement as Exhibit 1 hereto.

The Reporting Persons reiterate that it is not their intention, either alone or acting together with any other persons or group of persons, to acquire a control stake in the shares of Common Stock. Beyond the foregoing, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board and management; the Company’s business, prospects and financial condition; other developments concerning the Company; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Mr. Sweeney is the beneficial owner of 2,000 shares of Common Stock, or 0.004% of the Company’s outstanding shares. He has sole voting and dispositive power over these shares. The Group consisting of the Reporting Persons owns an aggregate of 3,211,100 shares of Common Stock, or 5.6% of the Company’s outstanding shares. The foregoing is based on 57,136,680 shares of Common Stock outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On September 11, 2024, Mr. Sweeney joined, as an “Other Nominee,” the agreement, dated September 3, 2024, among the other Reporting Persons and Mr. Chioini.

The foregoing summary is qualified by reference in its entirety by the terms and conditions of the joinder to the agreement, a copy of which is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Nomination Notice Supplement, dated September 11, 2024

2.	Joinder to Agreement, dated September 11, 2024

3.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2024

TODD DEUTSCH

By: /s/ Todd Deutsch

TED D. KELLNER

By: /s/ Ted D. Kellner

PAUL W. SWEENEY

By: /s/ Paul W. Sweeney